Exhibit d.(iii).a(ii)

FORM OF

AMENDMENT NUMBER 3 TO

SUB-ADVISORY AGREEMENT

This Amendment Number 3 (the “Amendment”) amends that certain Sub-Advisory Agreement dated October 19, 2016 (the “Agreement”) by and between Hartford Funds Management Company, LLC (the “Adviser”), on behalf of The Hartford Mutual Funds II, Inc. series listed on Schedule A attached hereto (each a “Fund” and collectively, the “Funds”), and Schroder Investment Management North America Inc. (the “Sub-Adviser”) and is effective as of November 1, 2019.

WHEREAS, the Adviser and the Sub-Adviser entered into an amendment to that certain Sub-Advisory Agreement effective March 1, 2018;

WHEREAS, the Adviser and the Sub-Adviser entered into a subsequent amendment to that certain Sub-Advisory Agreement effective February 28, 2019;

WHEREAS, the Adviser and the Sub-Adviser desire to further amend the terms of Schedule A to the Agreement to reduce sub-advisory fee rates to the Hartford Schroders US MidCap Opportunities Fund effective November 1, 2019; and

WHEREAS, the Board of Trustees approved such an amendment at the meeting held on August 7, 2019.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1.	Schedule A is deleted in its entirety and replaced with the attached Amended and Restated Schedule A as set forth in the attachment to this Amendment.

2.	Capitalized terms not otherwise defined in the Agreement have the meanings assigned to them in the Agreement.

3.	All other provisions of the Agreement remain in full force and effect.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the date first set forth above.

HARTFORD FUNDS MANAGEMENT COMPANY, LLC

By:
Name: Vernon J. Meyer
Title: Chief Investment Officer

SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC.

By:
Name:
Title:

SCHRODER INVESTMENT MANAGEMENT NORTH AMERICA INC.

By:
Name:
Title:

AMENDED AND RESTATED SCHEDULE A

Fees Paid to the Sub-Adviser

This Schedule A to that certain Sub-Advisory Agreement by and between Hartford Funds Management Company, LLC and Schroder Investment Management North America Inc., dated October 19, 2016, is effective as of November 1, 2019.

The Sub-Adviser’s fee for each Fund shall be accrued daily at 1/365th of the applicable per annum rate set forth below:

Fund	Per Annum Rate
Hartford Schroders Emerging Markets Equity Fund	[REDACTED]
Hartford Schroders Emerging Markets Multi-Sector Bond Fund
Hartford Schroders International Multi-Cap Value Fund
Hartford Schroders International Stock Fund
Hartford Schroders Securitized Income Fund
Hartford Schroders Tax-Aware Bond Fund
Hartford Schroders US MidCap Opportunities Fund
Hartford Schroders US Small Cap Opportunities Fund

The foregoing per annum rate to be paid by Adviser to the Sub-Adviser for each Fund shall be based on the net assets attributable to each Portfolio.

For the purpose of accruing compensation, the nets assets of a Portfolio shall be determined in the manner and on the dates set forth in the current prospectus of such Fund, and, on dates on which the net assets are not so determined, the net asset value computation to be used shall be as determined on the next day on which the net assets shall have been determined.

In the event of termination of this Agreement with respect to a Fund, all compensation due through the date of such termination will be calculated on a pro-rated basis through the date of such termination and paid within sixty (60) business days of the date of termination.